# Popoca Oakland, LLC

## Statement of Cash Flows
### January - December 2020

|  | TOTAL |
|---|---:|
| OPERATING ACTIVITIES |  |
| Net Income | 5,609.72 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: |  |
| Accounts Receivable | 0.00 |
| Accounts Payable | 13,977.80 |
| Cash Loans:Square Capital Loan | 7,027.17 |
| Employee Tips Payable | 0.00 |
| Payroll Liabilities:Payroll Tax Liabilities:CARES Co. Soc. Sec. Deferral | 2,503.25 |
| Sales Tax Payable:Sales Tax Collected | 16,939.61 |
| Sales Tax Payable:Sales Tax Not Collected | 618.10 |
| Sales Tax Payable:Sales Taxes Reported & Paid | -12,676.43 |
| Square Gift Cards | 470.00 |
| Square Tips | 0.00 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **28,859.50** |
| **Net cash provided by operating activities** | **$34,469.22** |
| INVESTING ACTIVITIES |  |
| Furniture and Equipment | -1,720.00 |
| Furniture and Equipment (>1000) | -4,475.97 |
| **Net cash provided by investing activities** | **$ -6,195.97** |
| FINANCING ACTIVITIES |  |
| Member 1 Draws | -31,849.41 |
| Member 1 Equity | 8,847.32 |
| Member 2 Draws | -377.24 |
| Member 2 Equity | -5,851.71 |
| **Net cash provided by financing activities** | **$ -29,231.04** |
| NET CASH INCREASE FOR PERIOD | **$ -957.79** |
| Cash at beginning of period | 2,055.96 |
| CASH AT END OF PERIOD | **$1,098.17** |